                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-18771


PROSPECTUS

                                254,147 SHARES

                                 SYNETIC, INC.

                                 Common Stock

                               -------------------------

         All of the 254,147 shares (the "Shares") of Common Stock, par value $.01, (the "Common Stock") of Synetic, Inc. ("Synetic" or the "Company") offered hereby are being offered (the "Offering") by certain stockholders of the Company named herein (collectively, the "Selling Stockholders") who received such shares that were originally issued in connection with the merger (the "Avicenna Acquisition") of a wholly owned subsidiary of the Company with and into Avicenna Systems Corporation ("Avicenna") on December 24, 1996. See "The Company-- Healthcare Communications Business--Acquisitions" and "Selling Stockholders." The Company issued 428,643 shares in connection with the Avicenna Acquisition, of which 383,252 were originally offered by certain persons who received shares of the Company issued in connection with the Avicenna Acquisition, including the Selling Stockholders. Of the 383,252 shares originally offered, 129,105 shares were sold by such persons as of September 26, 1997 and 254,147 are offered hereby by the Selling Stockholders. See "Selling Stockholders". The Company will not receive any proceeds from the sale of the Shares.

         The Company has been advised by each Selling Stockholder that the Shares may be offered or sold by or for the account of such Selling Stockholders from time to time, at prices and on terms to be determined at the time of sale, to purchasers directly or through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions. From time to time the Selling Stockholders may engage in short sales, short sales versus the box, puts and calls and other transactions in securities of the Company, or derivatives thereof, and may sell and deliver the Shares in connection therewith. The Selling Stockholders and any brokers, dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting discounts and commissions under the Securities Act. The aggregate net proceeds to the Selling Stockholders from the sale of the Shares offered by the Selling Stockholders hereby will be the purchase price of such Shares, less any commissions, if any, and other expenses of issuance and distribution not borne by the Company. See "Plan of Distribution."

         The Common Stock is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "SNTC." On October 1, 1997, the closing price of the Common Stock was $41 per share.

                               ----------------

         THE OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                               ----------------

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
              THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION, NOR HAS THE SECURITIES AND
                  EXCHANGE COMMISSION OR ANY STATE SECURITIES
                    COMMISSION PASSED UPON THE ACCURACY OR
                       ADEQUACY OF THIS PROSPECTUS. ANY
                        REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                               ----------------

                The date of this Prospectus is October 3, 1997.
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                                       2



                  THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING EACH BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL DOCUMENTS THAT ARE INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). REQUESTS SHOULD BE DIRECTED TO ANTHONY VUOLO, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, SYNETIC, INC., 669 RIVER DRIVE, RIVER DRIVE CENTER II, ELMWOOD PARK, NEW JERSEY 07407, TELEPHONE (201) 703-3400. IN ORDER TO INSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE DATE ON WHICH SUCH PERSON MUST MAKE A FINAL INVESTMENT DECISION.

                   -----------------------------------------

                  IF THE OFFERING IS UNDERWRITTEN, CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

                  IN CONNECTION WITH THIS OFFERING, IF THE OFFERING IS UNDERWRITTEN, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "PLAN OF DISTRIBUTION."

                   -----------------------------------------

                             AVAILABLE INFORMATION

                  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied, at prescribed rates, at the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained, at prescribed rates, by writing to the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with
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                                       3


the Commission. In addition, the Company's Common Stock is quoted on Nasdaq. Reports, proxy and information statements and other information concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                  The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement. Statements contained in the Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference to such contract, agreement or other document. The Registration Statement may be inspected without charge at the principal office of the Commission in Washington, D.C. and copies of all or any part thereof may be obtained from the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

                  The following document has been filed with the Commission (Commission file number 0-17822) pursuant to the Exchange Act and is hereby incorporated by reference:

                  (i) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (the "1997 10-K");

                  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be made a part hereof from their respective dates of filing. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                   -----------------------------------------
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                                       4


                          FORWARD-LOOKING INFORMATION

                  This Prospectus contains, under the captions "The Company--Healthcare Communications Business--Business Strategy" and "--Acquisitions," "The Company--Acquisition Program" and "Risk Factors--New Business Area--Healthcare Communications," and elsewhere, and incorporates by reference, certain forward-looking statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. When used in this Prospectus or the documents incorporated by reference, the words "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to the Company or the Company's management, are intended to identify forward- looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. These risks may include product demand and market acceptance risks, the feasibility of developing commercially profitable Internet healthcare services, the effect of economic conditions, user acceptance, the impact of competitive products, services and pricing and product development, commercialization and technological difficulties. See "Risk Factors." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements.
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                                       5



                                  THE COMPANY

GENERAL

                  The Company is a Delaware corporation and was incorporated in 1989. Its principal offices are located at 669 River Drive, River Drive Center II, Elmwood Park, New Jersey 07407, and its telephone number is (201) 703-3400.

                  Synetic, Inc. is engaged in two principal business activities, plastics technologies and healthcare communications. Porex Technologies Corp. (together with its subsidiaries, "Porex"), a wholly owned subsidiary of the Company, designs, manufactures and distributes porous and solid plastic components and products used in healthcare, industrial and consumer applications. Porex's principal products, which incorporate porous plastics, are used to filter, wick, drain, vent or control the flow of fluids or gases. Through its wholly owned subsidiary, Avicenna, the Company has directed its efforts in a new area of business relating to the use of Internet technology to expand the channels of communication in the healthcare industry. The creation of these new channels is intended to benefit providers and payors of healthcare services by improving the quality of patient care, securing appropriate utilization of healthcare services, reducing administrative costs and enforcing benefit plan guidelines.

PLASTICS TECHNOLOGIES BUSINESS

         General

                  Porex designs, manufactures and distributes porous and solid plastic components and products used in healthcare, industrial and consumer applications. Porous plastics are permeable plastic structures having omnidirectional (i.e., porous in all directions to the flow of fluids or gases) interconnecting pores. Porous plastics are manufactured by Porex with pore sizes between approximately 5 and 500 micrometers (one micrometer is equal to one-millionth of a meter; an object of 40 micrometers in size is about as small as can be discerned by the naked eye). Porous plastic materials can be molded from several thermoplastic raw materials and are produced by Porex at its own manufacturing facilities as fabricated devices, custom- molded shapes, sheets, tubes or rods depending on application or manufacturer specifications. Porex also purchases for resale through its distribution channels certain products which are complementary to its manufactured product lines.

         Healthcare Products

                  Porex's proprietary products for life sciences, clinical and surgical applications include blood serum filters, blood tube closure devices, pipette tips and a line of medical/surgical products designed primarily for use in plastic and reconstructive surgery and maxillofacial surgery. Porex also manufactures and sells a line of plastic vials and produces components made to the specifications of original equipment manufacturers for incorporation into their healthcare products.
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                                       6



                  Porex's blood serum filters are used to separate microscopic particles and fibrous matter (fibrin) from centrifuged blood serum to prevent clogging of automated laboratory chemical analysis equipment. Porex also manufactures a line of closure devices that are used with blood serum filters and tubes. In response to health concerns regarding the handling of human blood, new blood testing equipment has been developed by other companies which does not require filtered blood serum for analysis, or which eliminates the need for handling of blood serum by medical personnel. The use of such new equipment has reduced the demand for Porex's current line of blood serum filters.

                  Porex produces a line of filtered and non-filtered pipette tips which are used for dispensing fluids, primarily in industrial research laboratories.

                  Porex's surgical products are marketed primarily to surgeons who specialize in plastic and reconstructive surgery and maxillofacial surgery. The product line includes MEDPOR(R) Surgical Implant material, which is polymeric biomaterial used for craniofacial reconstruction and augmentation, and TLS(R) Surgical Drainage Systems for small wound sites. Porex also markets TLS(R) Surgical Marker pens to mark the areas of proposed surgical incision. Porex manufactures MEDPOR(R) Surgical Implant material and distributes, and in some cases assembles, the other items in its surgical product line.

                  Porex manufactures various porous plastic components that it sells to other healthcare product manufacturers for incorporation into their finished products. These porous plastics are used to vent or diffuse gases or fluids and are used as membrane supports in other manufacturers' products. The components include (i) disks used to support membranes, modules and other filtration devices, (ii) a venting system for catheters which allows air to vent from a catheter as it is inserted into a vein, while at the same time preventing blood spillage and possible contamination of hospital personnel, (iii) a porous disk used in pipette tips to prevent the fluid to be pipetted from passing into the pipette instrument, and (iv) an oxygen diffuser, which is typically used in oxygen therapy equipment to humidify oxygen.

                  Porex manufactures and sells a full line of plastic vials for pharmaceuticals. Porex also produces close tolerance solid plastic components which use most thermoplastic resins, but primarily polystyrene, polypropylene and thermoplastic rubber for medical and industrial applications. These products are custom designed and produced to satisfy individual customer specifications.

         Industrial Products

                  Porex manufactures a variety of custom porous plastic components for industrial applications. These components are produced as molded shapes, and in sheets, tubes and rods, individually designed to customer specifications as to size, rigidity, porosity and other needs.

                  Porex's industrial applications include (i) automotive products, primarily porous plastic vents used in automobile batteries as a flame arrester, (ii) wastewater treatment filter
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                                       7


support media, (iii) filters to remove particulate matter, oil and water residues from compressed air lines, (iv) silencers and mufflers to reduce sound levels produced by compressed air exhaust, and (v) products for facilitating the movement of powdered materials. Porex also manufactures a large variety of highly specialized plastic components to meet specific applications for manufacturers.

         Consumer Products

                  Porex manufactures a line of porous plastic components used in a variety of home and office products and appliances. Porex's consumer products include a variety of writing pen tips or "nibs" which Porex supplies to manufacturers of marking and highlighting pens. The porous nib conducts the ink stored in the pen barrel to the writing surface by capillary action. Porex produces a variety of porous plastic filters used in home water filters and conditioners. The filters are used for particle and sediment removal through devices attached to a sink or faucet. The Company also manufactures filters incorporating activated carbon used to reduce chlorine levels in drinking water thereby improving its taste and odor. Porex's porous plastic components are used in health and beauty aid products (such as deodorant and fragrance applicators).

HEALTHCARE COMMUNICATIONS BUSINESS

         Business Strategy

                  The Company's objective is to use Internet technology to create an influential interactive health services channel linking physicians with the payors, suppliers and consumers of healthcare in order to control healthcare costs and improve patient outcomes. The Company expects to provide a content-neutral, application rich utility thereby creating a channel which serves as a conduit for the private content that any healthcare organization wishes to communicate to physicians and other healthcare providers. There can be no assurances given as to a specific time-frame for the Company's first commercial introduction of its products and services. The Company anticipates that it will incur significant expenses in connection with the development of these products and services. The provision of products and services using Internet technology in the healthcare communications industry is a developing business. For a discussion of certain risks inherent in this developing business, see "Risk Factors."

                  Key elements of the Company's strategy are to:

                  o Develop and deploy a low-cost service that provides physicians access to a suite of communication, information and transaction functions. This secure, online network will offer physicians one solution to their needs for (i) messaging services such as electronic mail, discussion groups and forums; (ii) information or content relevant to their practices such as reference materials, medical databases and payor-specific policies and procedures; and (iii) transaction applications covering high volume,
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                                       8


                           routine administrative, financial and clinical transactions. This service is intended to enable physicians to seek information and conduct transactions in a uniform manner, for all patients, the results of which should be to help physicians practice medicine more efficiently in today's managed care environment.

                  o Differentiate this suite of client server applications by its ability to allow physicians and their staffs to conduct not only administrative and financial but also clinical transactions. These transactions would include but not be limited to prescription writing, drug utilization and formulary review, eligibility verification, referrals, treatment authorizations, claims and encounter submissions, as well as laboratory test submission and reporting, and pharmacy routing. The ability to integrate payor-specific content such as benefit rules and care guidelines with patient-specific information at the time of treatment will significantly enhance the delivery of high quality, cost-effective care.

                  o Contract with managed care organizations, integrated health delivery systems, pharmacy benefit managers and clinical laboratories so that they might provide physicians with access to their proprietary benefit plan information and treatment guidelines as well as their administrative and managed care processes. The Company's management believes that this new channel of communications will allow each of the parties to
                           (i) leverage their existing healthcare information systems infrastructure, (ii) integrate their proprietary rules and guidelines with transactions, and (iii) realize administrative and medical resource savings while improving provider relationships and streamlining managed care processes. The Company anticipates it will be compensated by such parties as a result of the value created.

                  The Company is not aware of any business which currently provides the scope and breadth of the services described above. However, various companies including, but not limited to, certain physician office management information systems companies, EDI/data networking companies, online medical information service companies, and systems integration companies, some of which may have greater resources than the Company, have announced that they are developing a combination of one or more of these products and services. There can be no assurance that such companies will not develop and successfully market the healthcare communications products and services described herein in a manner which would have a material adverse effect on the Company.

         Acquisitions

                  The Company has completed two acquisitions which form the foundation of its healthcare communications business. On December 24, 1996, the Company acquired all of the
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                                       9


outstanding equity and indebtedness (including stock options) of Avicenna, a privately held development stage company located in Cambridge, Massachusetts, for shares of Synetic Common Stock with a market value of $30.5 million at the time of the acquisition. As additional consideration, the Company issued to certain of the sellers nontransferable warrants covering 250,000 shares of Synetic Common Stock, exercisable after December 23, 1998 at a price of $54.50 per share. On January 23, 1997, the Company acquired privately held CareAgents for shares of Synetic Common Stock with a market value of $5 million at the time of the acquisition. As of June 30, 1997, Avicenna and CareAgents have, collectively, 68 employees.

                  During the fiscal year ended June 30, 1997, the Company recorded a non-recurring charge of $37.4 million primarily relating to purchased research and development costs in conjunction with its acquisitions of Avicenna and CareAgents. Under generally accepted accounting principles, the amount of purchase price allocable to purchased research and development costs is required to be expensed immediately after the acquisition.

                  As a result of the acquisitions of Avicenna and CareAgents, the Company expects to incur significant ongoing research and development expenditures in connection with this new area of business. For the six months ended June 30, 1997, such expenditures were approximately $5.0 million. There can be no assurances that the products or services developed by the Company will be successfully marketed.

                  The Company is pursuing the development of its healthcare communications business through the use of its internal resources as well as pursuing the acquisition of complementary businesses. The Company anticipates that it may enter into acquisitions, joint ventures, strategic alliances or other business combinations. These transactions may materially change the nature and scope of this business. There can be no assurance that the Company will succeed in consummating such transactions or that such transactions will ultimately provide the Company with the ability to offer the products and services described.

ACQUISITION PROGRAM

                  The Company maintains an acquisition program and intends to concentrate its acquisition efforts in businesses which are complementary to the Company's healthcare communications strategy. This emphasis, however, is not intended to limit in any manner the Company's ability to pursue acquisition opportunities in other healthcare-related businesses or in other industries. See "--Healthcare Communications Business--Acquisitions" and "Risk Factors--Acquisition Program."

CERTAIN CORPORATE HISTORY

                  Prior to June 28, 1989, the date of the initial public offering of the Company, the Company was an indirect wholly owned subsidiary of Medco Containment Services, Inc. ("Medco"). Thereafter, the Company became a publicly held, partially owned subsidiary of
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                                       10


Medco. Medco provided healthcare cost containment services, principally managed prescription drug programs, to benefit plan sponsors. On November 18, 1993, Medco was acquired by Merck & Co., Inc. ("Merck") in a merger transaction, and as a result, the Company became an indirect, partially owned subsidiary of Merck. Merck is a pharmaceutical manufacturer. Until December 14, 1994, the Company's operations consisted of Porex and a group of subsidiaries that provided institutional pharmacy services (the "Institutional Pharmacies Business").

                  On December 14, 1994, the Company consummated certain transactions pursuant to which: (1) the Company sold the Institutional Pharmacies Business to Pharmacy Corporation of America, an indirect wholly owned subsidiary of Beverly Enterprises, Inc. (such sale is referred to herein as the "Divestiture"), for approximately $107,300,000; (2) the Company purchased 5,268,463 shares of its Common Stock from Merck for an aggregate purchase price of $37,764,019, pursuant to the Purchase and Sale Agreement, dated as of May 24, 1994, between the Company and Merck; and (3) SN Investors, L.P. ("SN Investors"), a limited partnership the general partner of which is SYNC, Inc. (the "General Partner"), whose sole stockholder is Martin J. Wygod, purchased 5,061,857 shares of Common Stock (the "Wygod Shares") from Merck for an aggregate purchase price of $36,283,079, pursuant to an assignment by the Company of the right to purchase such shares from Merck contained in an Investment Agreement between Mr. Wygod and the Company, dated as of September 13, 1994 (the "Investment Agreement"). The Investment Agreement also governs the terms and conditions under which the Wygod Shares will be held by Mr. Wygod and his permitted assigns and transferees. SN Investors has agreed to be bound by all of the restrictions and obligations applicable to Mr. Wygod under the Investment Agreement. The purchases of shares of Common Stock from Merck by the Company and SN Investors are hereinafter referred to as the "Purchase." As a result of the consummation of the Purchase, Mr. Wygod and SN Investors own an aggregate of approximately 29.3% of the outstanding Common Stock as of September 15, 1997 and Merck no longer owns an equity interest in the Company. The shares of Common Stock purchased by the Company are being held as treasury shares and are no longer outstanding or entitled to vote.

                  The Investment Agreement provides that, until the earliest to occur of December 14, 1998, the death or adjudication of incompetency of Mr. Wygod or a Change of Control (as defined in the Investment Agreement) (the "Restriction Period"), (a) Mr. Wygod and SN Investors are required to vote (or cause to be voted) the Wygod Shares (i) with respect to election of directors, for the nominees who would have been elected based on the vote of all shares of Common Stock, other than the Wygod Shares, in proportion to the votes that such nominees received, and (ii) on all other matters to come before the stockholders of the Company, in the same manner as a majority of the outstanding shares of Common Stock (other than the Wygod Shares) are voted and (b) except for sales pursuant to a tender or exchange offer for the shares of Common Stock that is not opposed by the Board of Directors of the Company, neither Mr. Wygod nor SN Investors may transfer interests in the Wygod Shares (except that Mr. Wygod may transfer interests in SN Investors to the extent otherwise permitted by the Investment Agreement). A "Change of Control" under the Investment Agreement includes (A) various types of business combinations or other extraordinary transactions, (B) certain changes
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                                       11


in the composition of a majority of the Board of Directors of the Company and
(C) the issuance by the Company following the closing of the Purchase of shares of Common Stock constituting in the aggregate more than 50% of the shares of Common Stock outstanding as of immediately following the closing of the Purchase. As of September 15, 1997, the Company had issued 5,141,256 shares of Common Stock since the closing of the Purchase. Accordingly, the issuance of an aggregate of 1,113,599 additional shares of Common Stock would be a "Change of Control" as described in clause (C) above. Upon the expiration of the obligations of Mr. Wygod and SN Investors as described in this paragraph, Mr. Wygod and SN Investors may be in a position to influence the election of the Company's Board of Directors as well as the direction and future operations of the Company.
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                                       12


                                 RISK FACTORS

                  Prior to making an investment decision with respect to the Common Stock offered hereby, prospective investors should carefully consider the specific factors set forth below, together with all of the other information appearing or incorporated by reference herein, in light of their particular investment objectives and financial circumstances.

NEW BUSINESS AREA--HEALTHCARE COMMUNICATIONS

                  Initial Development Phase. The Company is in the initial development phase of offering products and services to provide inter-enterprise connectivity to payors and providers in the healthcare industry. The provision of products and services using Internet technology in the healthcare communications industry is a developing business. There can be no assurance as to a specific time frame for the Company's first commercial introduction of its products and services. The Company anticipates that it will incur significant expenses in connection with the development of these products and services. There can be no assurance that these products and services will be successfully developed by the Company. Avicenna, the Company's first acquisition in this area, has operated at a loss since its inception two years ago. CareAgents, the Company's second acquisition in this area, founded in 1996, is a start-up company with a very limited operating history. The Company is pursuing the development of its healthcare communications business through the use of its internal resources as well as pursuing the acquisition of complementary businesses. The Company anticipates that it may enter into acquisitions, joint ventures, strategic alliances or other business combinations. These transactions may materially change the nature and scope of this business. There can be no assurance that the Company will succeed in consummating such transactions or that such transactions will ultimately provide the Company with the ability to offer the products and services described.

                  Uncertainty of Market Acceptance. As is typical in a developing business, demand and market acceptance for new and unproven products and services are subject to a high level of uncertainty. Achieving market acceptance for the Company's products and services will require substantial marketing efforts and expenditure of significant funds to create awareness and demand by participants in the healthcare industry. No assurances can be given that the Company's effort in establishing such products and services will be successful, that the Company will be able to succeed in positioning its services as a preferred method for healthcare communications, that there will be significant market acceptance for its products and services or that any pricing strategy developed by the Company will be economically viable or acceptable to the market.

                  Research and Development Expenses; Profitability. Synetic expects to continue to incur significant research and development expenses in connection with its healthcare communications business until the products and services developed by the Company are successfully marketed. There can be no assurance (i) that the products or services will be
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                                       13


successfully marketed or (ii) as to when, and to what extent, if any, the healthcare communications business of the Company will become profitable.

GOVERNMENT REGULATION OF HEALTHCARE

                  Participants in the healthcare industry are subject to extensive and frequently changing regulation under numerous laws administered by governmental entities at the federal, state and local levels. Many current laws and regulations, when enacted, did not anticipate the methods of healthcare communication under development by the Company. The Company believes, however, that these laws and regulations will nonetheless be applied to the Company's healthcare communications business. Accordingly, the Company's healthcare communications business may be affected by current regulations as well as future regulations specifically targeted to this new segment of the healthcare industry.

                  Current laws and regulations which may affect the healthcare communications business include (i) the regulation of confidential patient medical record information, (ii) laws relating to the electronic transmission of prescriptions from physicians' offices to pharmacies, (iii) regulations governing the use of software applications in the diagnosis, cure, treatment, mitigation or prevention of disease and (iv) laws or regulations relating to the relationships between or among healthcare providers. In addition, physicians, insurance companies, pharmacies and other participants in the healthcare industry are subject to their own laws and regulations which may affect the Company's healthcare communications business. The Company expects to conduct its healthcare communications business in substantial compliance with all material federal, state and local laws and regulations governing its operations. However, the impact of regulatory developments in the healthcare industry is complex and difficult to predict, and there can be no assurance that the Company will not be materially adversely affected by existing or new regulatory requirements or interpretations.

RELIANCE ON RAPIDLY CHANGING TECHNOLOGY

                  All businesses which rely on Internet technology, including the healthcare communications business described herein, are subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. In addition, as the communications, computer and software industries continue to experience rapid technological change, the Company must be able to quickly and successfully adapt its products and services so that they adapt to such changes. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development and introduction of its healthcare communications products and services. The Company's inability to respond to technological changes in a timely and cost-effective manner could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, there can be no assurance that technologically superior products and services will not be developed by competitors, or that any such products and services will not have an adverse effect upon the Company's operating results.

COMPETITION IN HEALTHCARE COMMUNICATIONS

                  The Company is not aware of any business which currently provides the scope and breadth of the healthcare communications products and services currently being developed by the Company. However, various companies including, but not limited to, certain physician office management information systems companies, EDI/data networking companies, online medical information service companies, and systems integration companies, some of which may have greater resources than the Company, have announced that they are developing a combination of one or more of these products and services. There can be no assurance that such companies will not develop and successfully market the healthcare communications products and services described herein in a manner which would have a material adverse effect on the Company. See "The Company--Healthcare Communications Business--Business Strategy."

RISKS OF PRODUCT DEVELOPMENT; PROPRIETARY RIGHTS

                  The Company's future success and ability to compete in the healthcare communications business may be dependent in part upon its proprietary rights to products and services which it develops. The Company may rely on a combination of copyrights, trademarks and trade secrets and contractual restrictions to protect its content and technology and on similar proprietary rights of its content and technology providers. There can be no assurance that the steps taken by the Company or such providers would be adequate to prevent misappropriation of their respective proprietary rights or that the Company's competitors will not independently develop content or technology that are substantially equivalent or superior. In addition, there can be no assurance that licenses for any intellectual property of third parties that might be required for the Company's products or services would be available on commercially reasonable terms or at all. Although the Company intends to take steps to insure that it is not infringing the proprietary rights of any third parties, there can be no assurance that patent infringement or other claims will not be asserted against the Company or one of its content or technology providers or that such claims will not be successful. The Company could incur substantial costs and diversion of management resources with respect to the defense of any such claims. Furthermore, parties making such claims against the Company or a content or technology provider could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief which could effectively block the Company's ability to provide products or services in certain of its markets. Such a judgment could have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION OF POREX

                  Porex manufactures and distributes certain medical/surgical devices, such as plastic and reconstructive surgical implants, which are subject to government regulations, including approval procedures instituted by the Food and Drug Administration. Future healthcare products may also be subject to such regulations and approval processes. Compliance with such regulations and the process of obtaining approvals can be costly, complicated and time-consuming, and there can be no assurance that such approvals will be granted on a timely basis, if ever. See "Business--Plastics Technologies Business--Regulation" in the 1997 10-K.

POTENTIAL LIABILITY RISK AND AVAILABILITY OF INSURANCE

                  The products sold by the Company expose it to potential risk for product liability claims particularly with respect to Porex's (as defined in "The Company--General") life sciences, clinical and surgical products. The Company believes that Porex carries adequate insurance coverage against product liability claims and other risks. There can be no assurance, however, that claims in excess of Porex's insurance coverage will not arise. In addition, Porex's insurance policies must be renewed annually. In 1994, Porex was notified that its insurance carrier would not renew its then-existing insurance coverage after December 31, 1994 with respect to actions and claims arising out of Porex's distribution of silicone mammary implants. However, Porex has exercised its right to purchase extended reporting period coverage with respect to such actions and claims. Such coverage provides insurance, subject to existing policy limits but for an unlimited time period, with respect to actions and claims made after December 31, 1994 that are based on events that occurred during the policy period. See "--Certain Litigation." Although Porex has been able to obtain adequate insurance coverage at an acceptable cost in the past and believes that it is adequately indemnified for products manufactured by others and distributed by it, there can be no assurance that in the future it will be able to obtain such insurance at an acceptable cost or be adequately protected by such indemnification. See "The Company--Plastics Technologies Business--Healthcare Products" and "Legal Proceedings--Mammary Implant Litigation" in the 1997 10-K.

CERTAIN LITIGATION

                  During the year ended June 30, 1988, Porex began distributing silicone mammary implants ("implants") in the United States pursuant to a distribution arrangement (the "Distribution Agreement") with a Japanese manufacturer (the "Manufacturer"). Because of costs associated with increased government regulation and examination, Porex's supplier determined to withdraw its implants from the United States market. On July 9, 1991, the FDA mandated a recall of all implants manufactured by companies that elected not to comply with certain FDA regulations regarding data collection. Accordingly, Porex notified all of its customers not to use any implants sold by Porex and to return such implants to Porex for a full refund. Porex had ceased offering implants for sale prior to the recall date. Porex believes that after accounting for implants returned to it, the aggregate number of recipients of implants distributed by Porex under the Distribution Agreement in the United States totals approximately 2,500.

                  Since March 1991, Porex has been named as one of many co-defendants in a number of actions brought by recipients of implants. One of the pending actions, Donna L. Turner v. Porex Technologies Corporation, et al., is styled as a class action. Certain of the actions against Porex have been dismissed where it was determined that the implant in question was not distributed by Porex. In addition, as of September 10, 1997, 61 claims have been settled on a favorable basis by the Manufacturer, or by the insurance carriers of Porex, without material cost to Porex. As of September 10, 1997, 225 actions and 31 out-of-court claims were pending against Porex. Of the 225 actions, 108 involve implants identified as distributed by Porex and 84 cases involve implants identified as not having been distributed by Porex. In the remaining 33 actions, the implants have not been identified. The number of claims made by individuals during the fiscal year ended June 30, 1997 was similar to the number of claims made during the fiscal year ended June 30, 1996, both of which were significantly lower than the number of claims made during the fiscal year ended June 30, 1995.

                  The typical case or claim alleges that the individual's mammary implants caused one or more of a wide range of ailments. These implant cases and claims generally raise difficult and complex factual and legal issues and are subject to many uncertainties and complexities, including, but not limited to, the facts and circumstances of each particular case or claim, the jurisdiction in which each suit is brought, and differences in applicable law. The Company does not have sufficient information to evaluate each case and claim.

                  In 1994, Porex was notified that its insurance carrier would not renew its then-existing insurance coverage after December 31, 1994 with respect to actions and claims arising out of Porex's distribution of implants. However, Porex has exercised its right, under such policy, to purchase extended reporting period coverage with respect to such actions and claims. Such coverage provides insurance, subject to existing policy limits but for an unlimited time period, with respect to actions and claims made after December 31, 1994 that are based on events that occurred during the policy period. In addition, Porex has other excess insurance where it has similarly purchased extended reporting period coverage which by its terms would expire December 31, 1997. However, Porex expects to purchase further extended reporting period coverage from the excess insurers to the extent such coverage is reasonably available. The Company believes that its present coverage, together with Porex's insurance policies in effect on or before December 31, 1994, should provide adequate coverage against liabilities that could result from actions or claims arising out of Porex's distribution of implants. To the extent that certain of such actions and claims seek punitive and compensatory damages arising out of alleged intentional torts, such damages, if awarded, may or may not be covered, in whole or in part, by Porex's insurance policies. In addition, Porex's recovery from its insurance carriers is subject to policy limits and certain other conditions. Porex has been expensing the retention amount under its policies as incurred.

                  The Company believes that Porex has a valid claim for indemnification under the Distribution Agreement with respect to any liabilities that could result from pending actions or claims by recipients of implants or any similar actions or claims that may be commenced in the future. However, Porex's right to indemnification is subject to a disagreement with the

Manufacturer. Pending the resolution of such disagreement, the Manufacturer has been paying a portion of the costs of the settled claims.

ACQUISITION PROGRAM

                  The Company maintains an acquisition program and intends to concentrate its acquisition efforts on businesses which are complementary to the Company's healthcare communications strategy, but such emphasis is not intended to limit in any manner the Company's ability to pursue acquisition opportunities in other healthcare-related businesses or in other industries. The Company anticipates that it may enter into acquisitions, joint ventures, strategic alliances or other business combinations. These transactions may materially change the nature and scope of the business. Any transactions will be limited, as required by agreements to which the Company is a party, to areas of business which would not be competitive with certain businesses of Merck & Co., Inc. and its subsidiaries or with the Institutional Pharmacies Business (as defined in "The Company--Certain Corporate History"). See "The Company--Certain Corporate History" above and "Certain Relationships and Related Transactions" in the 1997 10-K. Although management of the Company will endeavor to evaluate the risks inherent in any particular transaction, there can be no assurance that the Company will properly ascertain all such risks. In addition, no assurances can be given that the Company will succeed in consummating any such transactions, that such transactions will ultimately provide the Company with the ability to offer the products and services described or that the Company will be able to successfully manage or integrate any resulting business.

                  The success of the Company's acquisition program will depend on, among other things, the availability of suitable candidates, the availability of funds to finance transactions, and the availability of management resources to oversee the operation of resulting businesses. Financing for such transactions may come from several sources, including, without limitation, (a) cash and cash equivalents on hand and marketable securities and
(b) proceeds from the incurrence of indebtedness or the issuance of additional Common Stock, preferred stock, convertible debt or other securities. The issuance of additional securities, including Common Stock, could (i) result in substantial dilution of the percentage ownership of the stockholders of the Company at the time of any such issuance, (ii) result in substantial dilution of the Company's earnings per share and (iii) adversely affect the prevailing market price for the Common Stock. The proceeds from any financing may be used for costs associated with identifying and evaluating prospective candidates, and for structuring, negotiating, financing and consummating any such transactions and for other general corporate purposes. The Company does not intend to seek stockholder approval for any such transaction or security issuance unless required by applicable law or regulation. Although Mr. Martin J. Wygod, Chairman of the Board of the Company, has indicated his intention to assist the Company in its acquisition program by bringing opportunities for potential transactions to the Company and to assist the Company in negotiating such transactions and in seeking financing in the event any such transaction were to be financed by the Company, he is not an officer or an employee of the Company nor is he required pursuant to any contractual obligation to provide such support or assistance. See "The Company--Acquisition Program."

SHARES AVAILABLE FOR FUTURE SALE

                  The 5,061,857 Wygod Shares (as defined in "The Company--Certain Corporate History") are "restricted securities," within the meaning of Rule 144 promulgated pursuant to the Securities Act ("Rule 144"), subject to the volume restrictions of Rule 144 but for which the holding period has expired. In addition, as more fully set forth in "Certain Relationships and Related Transactions" in the 1997 10-K, the Wygod Shares are subject to certain restrictions on transfer. Upon expiration of such restrictions, SN Investors may be able to sell without registration under the Securities Act the number of such shares permitted under Rule 144. The Company has granted certain demand registration rights to Mr. Wygod with respect to the Wygod Shares that are assignable to SN Investors. Any sales by SN Investors pursuant to Rule 144 or such registration rights could have a material adverse effect on the prevailing market price for the Common Stock. See "The Company--Certain Corporate History" and "Shares Eligible for Future Sale."

                  As of September 15, 1997, the Company has reserved an aggregate of 8,273,444 shares of Common Stock for issuance pursuant to stock option agreements and stock option plans and an additional 250,000 shares for issuance upon the exercise of warrants exercisable after December 23, 1998. The sale of a substantial amount of such additional shares of Common Stock following their issuance could have a material adverse effect on the market price of the Common Stock.

                  In February 1997, the Company sold in the aggregate $165 million principal amount of 5% Convertible Subordinated Debentures due 2007 (the "Debentures") in a public offering. The Debentures are convertible, at the option of the holder, at any time prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock at a conversion price of $60 per share of Common Stock (equivalent to a conversion rate of 16.667 shares per $1,000 principal amount of Debentures), subject to adjustment in certain events. The Company may be caused to issue 2,750,000 additional shares upon the conversion of the outstanding Debentures at their stated conversion price. The Company is unable to predict the effect, if any, that the conversion of the Debentures into shares of Common Stock will have on the market price for the Common Stock prevailing from time to time. See "Description of Capital Stock--Debentures."

CERTAIN ANTITAKEOVER EFFECTS

                  Provisions in the Certificate of Incorporation of the Company relating to a staggered Board of Directors, super-majority requirements and delegation of rights to issue Preferred Stock may have the effect not only of discouraging tender offers or other stock acquisitions but also of deterring existing stockholders from making management changes. See "Description of Capital Stock--Common Stock." In addition, the requirement that the Company repurchase the Debentures, at the option of the holder, upon the occurrence of a designated event may, in certain circumstances, make more difficult or discourage a takeover of the Company. See "Description of Capital Stock--Debentures."

                                USE OF PROCEEDS

                  The Company will receive no proceeds from the sale of Shares by the Selling Stockholders.

                                CAPITALIZATION

         The following table sets forth the capitalization of the Company at June 30, 1997.

                                                                                                 AT
                                                                                           JUNE 30, 1997
                                                                                           --------------
                                                                                           (IN THOUSANDS)

Cash and marketable securities(1)......................................................       $ 315,828
                                                                                                =======
Long-term debt:

         5% Convertible  Subordinated Debentures due 2007..............................       $ 165,000

Stockholders' equity:
         Preferred stock, $.01 par value, 10,000,000 shares authorized; none
         issued........................................................................              --
                                                                                                -------
         Common stock, $.01 par value, 50,000,000 shares authorized;
         22,865,149 shares issued; 17,564,980 shares issued and outstanding (2)........             229
         Additional paid-in capital....................................................         196,212
         Treasury Stock, at cost; 5,300,169 shares.....................................         (39,462)
         Retained earnings.............................................................          31,757
                                                                                               --------
             Total stockholders' equity................................................         188,736
                                                                                                -------

                           Total capitalization........................................       $ 353,736
                                                                                               ========

----------------
(1) Includes as of June 30, 1997 cash and cash equivalents and short- and long-term marketable securities.

(2) Does not include at June 30, 1997 (i) an aggregate of 8,358,045 shares reserved for issuance pursuant to certain stock option agreements and stock option plans, (ii) 250,000 Shares reserved for issuance upon exercise of warrants issued in connection with the acquisition of Avicenna and (iii) 2,750,000 shares reserved for issuance upon conversion of the Debentures. See "Description of Capital Stock--Debentures."

                            SELECTED FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

         The selected financial data set forth below for the five years in the period ended June 30, 1997 has been derived from the Consolidated Financial Statements of the Company, which have been audited by Arthur Andersen LLP, independent accountants. Such information should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto included in the 1997 10-K that is incorporated by reference into this Prospectus. The selected financial data for the three years in the period ended June 30, 1995 have been restated to reflect the Divestiture as described in "The Company--Certain Corporate History." See "Certain Relationships and Related Transactions" in the 1997 10-K.

                                                                       YEAR ENDED JUNE 30,
                                              --------------------------------------------------------------------------------------
                                                   1993             1994              1995              1996            1997
                                                   ----             ----              ----              ----            ----
                                                                   (IN THOUSAND, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Net Sales...................................  $   30,645       $   33,093       $    39,179        $    45,128      $    52,885
Income (loss) from continuing
         operations before
         provisions for income taxes........       5,430            1,080             1,078             13,202          (24,626)
Provision for income taxes..................       2,046              411               443              4,617            2,834
                                              ----------       ----------       -----------        -----------      -----------
Income (loss) from continuing operations....       3,384              669(1)            635(2)           8,585          (27,460)(3)
Income from discontinued operations.........       2,734            1,823            15,459                 --               --
                                              ----------       ----------       -----------        -----------      -----------
Net income (loss)...........................  $    6,118       $    2,492       $    16,094        $     8,585      $   (27,460)
                                              ==========       ==========       ===========        ===========      ===========
Net income (loss) per share:
         Continuing operations..............  $     0.19       $     0.04(1)    $      0.04(2)     $      0.48      $     (1.60)(3)
         Discontinued operations............        0.16             0.10              0.89                 --               --
                                              ----------       ----------       -----------        -----------      -----------
Net income (loss) per share.................  $     0.35       $     0.14       $      0.93        $      0.48      $     (1.60)
                                              ==========       ==========       ===========        ===========      ===========

                                                                            AT JUNE 30,
                                           ---------------------------------------------------------------------------------------
                                                     1993              1994              1995              1996            1997
                                                     ----              ----              ----              ----            ----
BALANCE SHEET DATA
Working capital.............................      $  65,673          $ 64,625           $105,279       $ 166,328          $93,309
Net assets of discontinued operations.......         52,548            55,882                 --              --               --
Total assets................................        189,494           194,009            188,174         199,592          382,103
Long term debt, less current portion........         81,058            80,716                 --              --          165,000
Stockholders' equity(4).....................        102,378           105,130            166,832         181,089          188,736

-------------------

(1) Includes a non-recurring charge of $(372) or $(.02) per share related to one-time payments made to certain executive officers in conjunction with the acquisition of the Company's former parent.
(2) Includes (i) a non-recurring charge of $(3,683) or $(.21) per share primarily related to the award of stock options to certain officers in connection with the completion of the sale of the institutional pharmacy business and the purchase of the shares of Company stock owned by Merck & Co. and (ii) a non-recurring charge of $(1,049) or $(.06) per share, related to the conversion and redemption of the Company's 7% Convertible Subordinated Debentures due 2001 in February 1995. See "The Company--Certain Corporate History."
(3) Includes a non-recurring charge of $(35,583) primarily relating to purchased research and development costs in conjunction with the acquisitions of Avicenna and CareAgents. See "The Company--Healthcare Communications Business--Acquisitions." Excluding the effects of this non-recurring charge, net income per share was $.43.
(4) No cash dividends were declared by the Company during the periods presented above.

                             SELLING STOCKHOLDERS

                  This Prospectus covers the offer and sale by each Selling Stockholder of Common Stock owned by such Selling Stockholder. Set forth below are the names of each Selling Stockholder, the nature of any position, office or other material relationship that the Selling Stockholder has had within the past three years with the Company or any of its predecessors or affiliates, the number of shares of Common Stock beneficially owned as of September 26, 1997 by each Selling Stockholder, the number of Shares that may be offered and sold by or on behalf of each Selling Stockholder hereunder and the amount of Common Stock to be owned by each Selling Stockholder upon the completion of the Offering if all Shares offered by such Selling Stockholder are sold. Information as to the number of shares beneficially owned as of September 26, 1997 by the Selling Stockholders was obtained from information provided by Registrar and Transfer Company, the Transfer Agent for the Common Stock, and the Selling Stockholders. None of the Selling Stockholders beneficially owns more than 1% of the outstanding Common Stock. Any or all of the Shares listed below under the heading "Shares Offered" may be offered for sale by or on behalf of the Selling Stockholders.

                  Each of the Selling Stockholders listed below acquired the Shares hereby offered for sale in the Avicenna Acquisition on December 24, 1996, as described herein. See "The Company--Healthcare Communications Business-- Acquisitions." The Company issued 428,643 shares in connection with the Avicenna Acquisition, of which 383,252 were originally offered by certain persons who received shares of the Company issued in connection with the Avicenna Acquisition, including the Selling Stockholders. Of the 383,252 shares originally offered, 129,105 shares were sold by such persons as of September 26, 1997 and 254,147 are offered hereby by the Selling Stockholders.

                                                         Shares Beneficially
                                                            Owned Prior to                               Shares Beneficially
                                                              Offering                                   Owned After Offering
                                                       ---------------------          Shares            ---------------------
              Selling Stockholders                     Number        Percent          Offered           Number        Percent
              --------------------                     ------        -------          -------           ------        -------
Inder-Jeet Gujral(1) .............................      45,391          *                   0           45,391          *
Advanced Technology
  Ventures IV, L.P.(2) ...........................      70,800          *              70,800                0          0
Delphi Venture III, L.P.(3).......................      94,302          *              94,302                0          0
Delphi BioInvestments III,                               1,698          *               1,698                0          0
  L.P.(4).........................................
Nazem & Company(5)................................      81,300          *              81,300                0          0
Other Selling Stockholders,
  each of whom is selling less
  than 6,050 shares in the Offering
  and beneficially owns less than
  1% of the outstanding Common Stock..............       6,047          *               6,047                0          0

-------------------

* The percentage of shares of Common Stock beneficially owned does not exceed one percent of the outstanding shares of Common Stock.
(1) Mr. Gujral, the current President of Avicenna, held the position of President of Avicenna and owned 379,200 shares of Avicenna common stock immediately prior to the Avicenna Acquisition.

(2) Advanced Technology Ventures IV, L.P. ("Advanced Technology") owned 333,334 shares of preferred stock, 6,945 shares of common stock and $333,334 principal amount of convertible demand notes of Avicenna immediately prior to the Avicenna Acquisition. 70,800 shares held in the name of Advanced

         Technology may be distributed to and sold by certain limited partners of Advanced Technology, each of whom beneficially holds less than 1% of the outstanding shares of Common Stock.

(3) Delphi Venture III, L.P. ("Delphi Venture") owned 327,438 shares of preferred stock, 6,821 shares of common stock and $327,438 principal amount of convertible demand notes of Avicenna immediately prior to the Avicenna Acquisition. 94,302 shares held in the name of Delphi Venture may be distributed to and sold by certain limited partners of Delphi Venture, each of whom beneficially holds less than 1% of the outstanding shares of Common Stock.
(4) Delphi BioInvestments III, L.P. ("Delphi BioInvestments") owned 5,895 shares of preferred stock, 123 shares of common stock and $5,895 principal amount of convertible demand notes of Avicenna immediately prior to the Avicenna Acquisition. 1,698 shares held in the name of Delphi BioInvestments may be distributed to and sold by certain limited partners of Delphi BioInvestments, each of whom beneficially holds less than 1% of the outstanding shares of Common Stock.
(5) Nazem & Company IV, L.P. ("Nazem") owned 333,333 shares of preferred stock, 6,944 shares of common stock and $333,333 principal amount of convertible demand notes of Avicenna immediately prior to the Avicenna Acquisition. 81,300 shares held in the name of Nazem may be distributed to and sold by certain limited partners of Nazem, each of whom beneficially holds less than 1% of the outstanding shares of Common Stock.

                             PLAN OF DISTRIBUTION

                  The Company has been advised by each Selling Stockholder that such Selling Stockholder may sell all or a portion of the Shares offered by such Selling Stockholder hereby from time to time through Nasdaq. The Selling Stockholders may also make private sales to purchasers directly or to or through a broker or brokers. Alternatively, the Selling Stockholders may from time to time offer the Shares through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Stockholders and/or the purchasers of the Shares for whom they act as agent. From time to time the Selling Stockholders may engage in short sales, short sales versus the box, puts and calls and other transactions in securities of the Company, or derivatives thereof, and may sell and deliver the Shares in connection therewith. The distribution of the Shares may be effected from time to time in one or more transactions that may take place through Nasdaq or any national securities exchange on which the Common Stock is approved for listing in the future, including block trades or ordinary broker's transactions, or through privately negotiated transactions, or through an underwritten public offering, or through a combination of any such methods of sale, at the market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. To the extent required, the number of Shares to be sold, the purchase price, the name of any such agent, broker, dealer or underwriters and any applicable commissions with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate net proceeds to the Selling Stockholders from the sale of the Shares offered by the Selling Stockholders hereby will be the purchase price of such Shares, less any commissions, if any, and other expenses of issuance and distribution not borne by the Company.

                  The Selling Stockholders and any brokers, dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting discounts and commissions under the Securities Act.

                  The Company has agreed to bear all expenses (other than any commissions or discounts of underwriters, dealers or agents or brokers' fees and the fees and expenses of their counsel) in connection with the registration of the Shares being offered by the Selling Stockholders hereby.

                  If the Shares are sold in an underwritten offering, during and after the offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise, and these activities, if commenced, may be discontinued at any time.

                  If the shares are sold in an underwritten offering, the Underwriters and selling group members (if any) may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. In general, a passive market maker may not bid for or purchase the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. Passive market making transactions must be displayed on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and selling group members (if any) are not required to engage in passive market making and may end passive market making activities at any time.

                  No underwriter, broker, dealer or agent has been engaged by the Company in connection with the distribution of the Shares to which this Prospectus relates.

                  Any shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. There is no assurance that the Selling Stockholders will sell any or all of the Shares. The Selling Stockholders may transfer, devise or gift such shares by other means not described herein.

                  In order to comply with certain states' securities laws, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

                         DESCRIPTION OF CAPITAL STOCK

                  The following description of the capital stock of the Company is subject to the Delaware General Corporation Law and to provisions contained in the Company's Certificate of Incorporation and By-Laws, copies of which are exhibits to the 1997 10-K that is incorporated by reference into this Prospectus. Reference is made to such exhibits for a detailed description of the provisions thereof summarized below.

                  The authorized capital stock of the Company consists of 10,000,000 shares of Preferred Stock, $.01 par value (the "Preferred Stock"), and 50,000,000 shares of Common Stock, $.01 par value. None of the Preferred Stock is issued and outstanding. At September 15, 1997, there were 17,650,965 shares of Common Stock outstanding, including 428,643 shares the Company issued in connection with the Avicenna Acquisition. Holders of capital stock of the Company have no preemptive or other subscription rights.

PREFERRED STOCK

                  The Preferred Stock may be issued from time to time in one or more series, without stockholder approval. The Board of Directors is authorized to determine (subject to limitations prescribed by law) the other rights including voting rights, if any, preferences, terms and limitations to be granted to and imposed upon any wholly unissued series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series. The Company has no present plans to issue any shares of Preferred Stock. Because of its broad discretion with respect to the creation and issuance of any series of Preferred Stock without stockholder approval, the Board of Directors could adversely affect the voting power of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

COMMON STOCK

                  Subject to prior rights of any Preferred Stock then outstanding, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor declared and paid by the Company. The Company does not currently anticipate paying cash dividends to holders of its Common Stock.

                  Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock at the time outstanding, subject to the rights, if any, of the holders of any Preferred Stock then outstanding. Since the Company's Board of Directors has the authority to fix the rights and preferences of, and to issue, the Company's authorized but unissued Preferred Stock without approval of the holders of its Common Stock, the rights of such holders may be materially limited or qualified by the issuance of the Preferred Stock.

VOTING RIGHTS

                  Stockholders are entitled to one vote for each share of Common Stock held of record, except that for the election of directors, stockholders have cumulative voting rights. Cumulative voting for directors means that, at each election of directors, the number of shares eligible to be voted by a stockholder is multiplied by the number of directors to be elected. A stockholder may cast all such stockholder's votes for a single candidate, or may allocate them among two or more candidates in any manner such stockholder chooses. For example, if three directors are to be elected, holders of one-third of the shares would be able, by cumulating their votes, to elect one director, regardless of how the other shares are voted. Currently, the Company has 10 directors. The maximum number of directors permitted under the Company's Certificate of Incorporation is 12.

                  The affirmative vote of the holders of at least two-thirds of the Company's shares entitled to vote in an election of directors is required to amend (i) the provisions of the Company's Certificate of Incorporation relating to cumulative voting, classification of the Company's directors into three classes, election of only one-third of the Board at each annual meeting of stockholders and the power to remove directors or fill vacancies, and (ii) the By-Laws to increase the number of directors above 12. The Company's Certificate of Incorporation also provides that any or all directors may be removed with or without cause prior to completion of their term only upon the vote of holders of two-thirds of the outstanding shares of Common Stock entitled to vote generally in the election of directors.

                  The provisions in the Certificate of Incorporation of the Company relating to a staggered Board of Directors, super-majority requirements and delegation of rights to issue Preferred Stock may have the effect not only of discouraging tender offers or other stock acquisitions but also of deterring existing stockholders from making management changes. A staggered Board, while promoting stability in Board membership and management, also moderates the pace of any change in control of the Board of Directors by extending the time required to elect a majority, effectively requiring action in at least two annual meetings. Moreover, a staggered Board makes it more difficult for minority stockholders, even with cumulative voting, to elect a director. For example, to elect one director of a non-staggered 12- member Board, stockholders with cumulative voting would need only one-twelfth of the votes cast. To elect one member of a staggered Board with three classes and 12 members, stockholders with cumulative voting would need one-fourth of the votes cast. The provisions with respect to removal of directors, while intended to prevent circumvention of benefits derived from classification of directors and to prevent a transfer of control of the Board of Directors through the removal process, also have the effect of preventing removal of a director for just cause by a majority of outstanding voting shares. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to secure a majority of outstanding voting stock. See "Certain Relationships and Related Transactions" in the 1997 10- K for a description of voting restrictions on shares held by SN Investors.

DEBENTURES

                  The Company has issued and outstanding $165 million aggregate principal amount of Debentures due February 15, 2007. The Debentures are general unsecured obligations of the Company, subordinate in right of payment to certain other obligations of the Company, and convertible, at the option of the holder, at any time prior to maturity, unless previously redeemed or repurchased, into Common Stock of the Company at a conversion price of $60 per share of Common Stock (equivalent to a conversion rate of 16.667 shares per $1,000 principal amount of Debentures), subject to adjustment in certain events as set forth in the Indenture dated as of February 15, 1997 (the "Indenture"), between the Company and United States Trust Company of New York, as trustee.

                  The Debentures bear interest from the date of initial issuance, February 20, 1997, at 5% per annum, payable semiannually on August 15 and February 15 of each year commencing August 15, 1997. The Debentures will be redeemable at any time on or after February 15, 2000 at the option of the Company, in whole or in part, at specified redemption prices plus accrued and unpaid interest.

                  The Indenture contains no limitation on the amount of indebtedness that may be incurred by the Company and its subsidiaries. The Debentures are required to be repurchased at the option of the holder upon the consummation of a purchase, merger, acquisition, transfer or other transaction involving a "Change of Control" (as defined in the Indenture) at 100% of the principal amount thereof plus accrued and unpaid interest.

TRANSFER AGENT AND REGISTRAR

                  The transfer agent and registrar for the Common Stock is Registrar & Transfer Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

                  As of September 15, 1997, the Company had 17,650,965 shares of Common Stock outstanding. The 5,061,857 Wygod Shares (as defined in "The Company--Certain Corporate History") are "restricted securities" within the meaning of Rule 144, subject to the volume restrictions of Rule 144 but for which the holding period has expired. Additionally, 45,390 shares issued in connection with the Avicenna Acquisition and all 106,029 shares issued in connection with the acquisition of CareAgents are subject to a contractual restriction on their sale ending on December 23, 1998, in the case of the 45,390 shares issued in connection with the Avicenna acquisition, and January 23, 1999, in the case of the 106,029 shares issued in connection with the acquisition of Care Agents. Of the outstanding shares as of September 15, 1997, the 12,589,108 shares not owned by SN Investors are freely tradeable without restrictions or further registration under the Securities Act; provided, however, that any shares owned by an "affiliate" of the Company (as that term is defined in the rules and regulations under the Securities Act) may not be resold in a public distribution except in compliance with the registration requirements of the Securities Act or pursuant to Rule 144 thereunder. In the Avicenna Acquisition, certain employees of Avicenna received options to purchase 161,015 shares of Common Stock, 80,522 of which vested on December 24, 1996 and 80,493 of which will vest on December 24, 1998. As additional consideration in the Avicenna Acquisition, certain selling stockholders also received, in the aggregate, nontransferable warrants covering 250,000 shares of Common Stock, which are exercisable after December 23, 1998.

                  In general, Rule 144 under the Securities Act provides that an affiliate of the Company or any holder of restricted securities, subject to any applicable holding period, may sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Common Stock or the average weekly trading volume in composite trading on all exchanges during the four calendar weeks preceding such sale. In addition, sales under Rule 144 may be made only through unsolicited "broker's transactions" and are subject to various other conditions.

                  As more fully set forth in "Certain Relationships and Related Transactions" in the 1997 10-K, the Wygod Shares are subject to certain contractual restrictions on transfer. Upon expiration of such restrictions, SN Investors may be able to sell without registration under the Securities Act the number of such shares permitted under Rule 144, in a transaction complying with the registration requirements of the Securities Act or in a private transaction not subject to such requirements. The Investment Agreement (as more fully described in "Certain Relationships and Related Transactions" in the 1997 10-K), provides certain demand registration rights to Mr. Wygod at Mr. Wygod's expense, which are assignable to any permitted transferee of the Wygod Shares; provided that in no event is the Company required to file in the aggregate more than two registration statements in connection therewith. Mr. Wygod has not assigned such registration rights to SN Investors. While Mr. Wygod currently intends to assign such registration rights to SN Investors in the event the General Partner determines to sell or otherwise transfer the Wygod Shares under circumstances in which registration would be required, Mr. Wygod is under no obligation to do so.

                  For information concerning shares which may be issued under the Company's stock option plans and the conversion of outstanding Debentures, see "Risk Factors--Shares Available for Future Sale."

                                 LEGAL MATTERS

                  Certain legal matters with respect to the legality of the issuance of the Common Stock offered hereby were passed upon for the Company by Shearman & Sterling, New York, New York. Shearman & Sterling is a limited partner in SN Investors.

                  The statements of law under the caption "Risk Factors--Government Regulation of Porex" in this Prospectus and under the caption "Business--Plastics Technologies Business--Regulation" in the Company's 1997 10-K, incorporated by reference herein, are based upon the opinion of Kegler, Brown, Hill & Ritter Co., L.P.A., Columbus, Ohio, special regulatory counsel to the Company. Robert D. Marotta, Esq., of counsel to such firm, holds 75,000 options to purchase Common Stock.

                                    EXPERTS

                  The audited Consolidated Financial Statements and schedules of the Company that are incorporated by reference into this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

================================================================================

NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES OR EXCHANGES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Available Information......................................................  2
Incorporation of Certain Documents by Reference............................  3
Forward-Looking Information................................................  4
The Company................................................................  5
Risk Factors............................................................... 12
Use of Proceeds............................................................ 19
Capitalization............................................................. 20
Selected Financial Data.................................................... 21
Selling Stockholders....................................................... 22
Plan of Distribution....................................................... 24
Description of Capital Stock............................................... 26
Shares Eligible for Future Sale.............................................29
Legal Matters.............................................................. 31
Experts  .................................................................. 31
================================================================================

================================================================================

                                254,147 Shares

                                 SYNETIC, INC.

                                 Common Stock



                                 ------------

                                  PROSPECTUS

                                 ____________


                                October 3, 1997
================================================================================